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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 981)

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The Board of Directors of Semiconductor Manufacturing International Corporation (the “Company”) is pleased to announce that with effect from August 8, 2013, Mr. William Tudor Brown (“Mr. Brown”) has been appointed as an Independent Non-executive Director of the Company. Mr. Brown’s brief biography is as follows:

Mr. Brown, aged 55, is a Chartered Engineer, a Fellow of the Institution of Engineering and Technology and a Fellow of the Royal Academy of Engineering. He holds a MA (Cantab) Degree in Electrical Sciences from Cambridge University.

Mr. Brown was one of the founders of ARM Holdings plc, a British multinational semiconductor and software design company listed on London Stock Exchange and NASDAQ. In ARM Holdings plc, he served as President during the period from July 2008 to May 2012. His previous roles include Engineering Director and Chief Technology Officer, EVP Global Development and Chief Operating Officer. He had responsibility for developing high-level relationships with industry Partners and governmental agencies and for regional development. Before joining ARM Holdings plc, Mr. Brown was Principal Engineer at Acorn Computers and worked exclusively on the ARM R&D programme since 1984.

Mr. Brown served as a director at ARM Holdings plc from October 2001 to May 2012. He was also a director of ARM Ltd. During May 2005 to Feb 2013, he was a director of ANT Software PLC ( a company listed on AIM of London Stock Exchange). Mr. Brown served on the UK Government Asia Task Force until May 2012. He currently sits on the advisory board of Annapurna Labs.

Currently Mr. Brown is a Director of Tessera Technologies, Inc. (a company listed on NASDAQ) sitting on the IP Special Committee, and an Independent Non-executive Director and a member of the Compensation Committee of Lenovo Group Limited (a company listed on Main Board of The Stock Exchange of Hong Kong).

Mr. Brown will be subject to election by shareholders at the first general meeting of the Company after his appointment. As a Class I Director, he will be eligible for re-election at the 2014 annual general meeting of the Company.

Mr. Brown does not have any relationships with any directors, senior management or substantial or controlling shareholders of the Company.

As an Independent Non-executive Director and a member of Strategic Advisory Committee, Mr. Brown will be entitled to an annual cash compensation of US$45,000, and will be granted an option to subscribe for such number of ordinary shares of the Company equivalent to 0.014% of the outstanding shares of the Company as of the date of grant in accordance with the service contract between him and the Company. Save as disclosed above, Mr. Brown is not interested in any other shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save for the information disclosed above, there is no other information relating to Mr. Brown that is required to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there is no other matter that needs to be brought to the attention to the shareholders of the Company.

SMIC CEO and Executive Director Dr. TY Chiu commented, “We are happy to have Mr. Brown join our board. With his wealth of experience in the IC industry, the new appointment of Mr. Brown will further strengthen our board’s composition.  We believe Mr. Brown is able to contribute his expertise especially as we develop our corporate strategy, industry engagement and enhance our corporate governance for the long term benefit of SMIC and our shareholders.”

Semiconductor Manufacturing International Corporation Dr. Tzu-Yin Chiu
Chief Executive Officer Executive Director

Shanghai, August 8, 2013

As at the date of this announcement, the directors of the Company are:

Executive Directors
Zhang Wenyi (Chairman)
Tzu-Yin Chiu (Chief Executive Officer)
Gao Yonggang

Non-executive Directors
Chen Shanzhi
Lawrence Juen-Yee Lau (Datong Chen as his Alternate)
Zhou Jie

Independent Non-executive Directors
William Tudor Brown
Sean Maloney
Frank Meng
Lip-Bu Tan